UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-53294
CUSIP NUMBER #035265 10 7

(Check One):     [   ] Form 10-K     [ X ] Form 20-F     [   ] Form 11-K     [   ] Form 10-Q     [   ] Form N-SAR     [   ] Form N-CSR

For Period Ended:         December 31, 2011

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form N-SAR

[   ] Transition Report on Form 11-K
For the Transition Period Ended:

PART I — REGISTRANT INFORMATION

Full name of registrant      Animas Resources Ltd.
Former name if applicable
Address of Principal Executive Office (Street and Number)   325 Howe Street,  #410, Vancouver, British Columbia, Canada V6C 1Z7
City, State and Zip Code    Vancouver, British Columbia, Canada V6C 1Z7

PART II — RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

        State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

Animas' audited annual financial statements for the fiscal year ended December 31, 2011 are being presented under IFRS for the first time. The change from Canadian GAAP to IFRS has delayed the completion of the 20-F Annual Report.

PART IV — OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

                Winnie Wong                                          (604)                            687-6197
                       (Name)                                          (Area Code)            (Telephone Number)

(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes   [  ] No

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [   ] Yes  [ X ] No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Animas Resources Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 30, 2012	By: /s/ "Winnie Wong"
Winnie Wong Chief Financial Officer